Mail Stop 0510

      February 22, 2005

Via U.S. mail and facsimile

Michael A. McLain, President and Chief Executive Officer
Aearo Company I
5457 West 79th Street
Indianapolis, IN  46268

	RE:	Form 10-K for the fiscal year ended September 30, 2004
		Form 10-Q for the period ended December 31, 2004
			File No. 333-116676


Dear Mr. McLain:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Critical Accounting Policies

Revenue Recognition and Allowance for Doubtful Accounts, page 20
2. Your disclosure on page 7 indicates that you offer your distributors certain programs, including sales rebate and reward programs, as well as, cooperative advertising and marketing incentives to customers. You disclosed certain provisions may be recorded, including pricing discounts and incentives related to these programs. Please expand your disclosure here and in your significant accounting policy footnote to include your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose in your footnotes the related amount included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Results of Operations

Fiscal 2004 Compared to Fiscal 2003, page 21
3. You have disclosed components that have contributed to the change in gross profits on a consolidated basis, as well as on a segment basis. Please expand your disclosure to quantify the incremental impact each of these components have had on the overall change in gross profits.





4. You have disclosed in your notes to the financial statements in your significant accounting policies that costs related to shipping and handling are included in selling and administrative expenses in your statement of operations. Please expand your disclosure to indicate that your gross margins may not be comparable to those of other entities, since some entities include all of these costs in cost of sales and others, like you exclude a portion of them from gross margin, instead including them in selling and administrative expenses.

Liquidity and Capital Resources, page 24
5. Please expand your disclosure to provide additional details relating to the following:
* Change and trends in product mix or volume, including any offsetting results these changes may have with one another.
* Status of new products, your outlook on how these new products will likely impact, or have impacted your future growth, liquidity, and capital commitments.

Contractual Obligations, page 26
6. Please revise your table of contractual cash obligations to include planned funding of pension and other postretirement benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 39
7. Please present cash flows related to the change in other assets separately from those related to the change in other liabilities.
Please also present these cash flows on a gross basis, rather than a net basis. Refer to paragraphs 11 to 13 of SFAS 95.

Consolidated Statements of Stockholder`s Equity, page 38
8. Please revise your statement of stockholder`s equity to display the gross change in other comprehensive income or expand your disclosures to include the gross change in a note to the financial statements. Refer to paragraph 20 of SFAS 130.


Notes to Consolidated Financial Statements

1.  Basis of Presentation, page 40
9. Please expand your disclosure to discuss the facts and circumstances that caused the $17.1 million adjustment to inventory.
10. Did the Merger, as described on page 40, result in any purchased research and development? If so, please describe to us in detail how this was accounted for. Refer to paragraphs 42 and 51(g) of SFAS 141.
11. Please expand your disclosure to include the disclosures required by paragraphs 52(a) to (c) of SFAS 141.
12. Please expand your disclosure to include the reason why the purchase price allocation has not been finalized. Refer to paragraph
51(h) of SFAS 141.

2.  Significant Accounting Policies, page 41
13. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included
in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of
other entities, since some entities include all of the costs related
to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.
14. Please disclose your policy regarding product warranties. If product warranties exist, please include in your disclosure how your determined the liability and a reconciliation for the changes in the
product warranties for the reporting period.  Refer to paragraph
14
of FIN 45.





Fair Value of Financial Instruments, page 45
15. Please expand your disclosure to include the amounts charged to income/(expense) relating to your interest rate cap arrangement and the derivative asset relating to the embedded call option.

7.  Debt

Employee Benefit Plans, page 53
16. Please expand the portion of your disclosure relating to employee benefit plans to include the effects, if any, the Merger had on these plans. If you conclude that the Merger did have an effect on these plans, please revise your disclosures to include a separate line for any effects the Merger had on the plans. Refer to paragraphs 5 and
11 of FAS 132(R).

Note 11. Commitments and Contingencies

Contingencies, page 61
17. You have probable product liabilities related primarily to asbestos and silica-related claims. Please disclose separately for each of these types of claims the following:
* A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims.
* The average settlement amount for cases closed in each period.

12.  Acquisitions, page 62
18. Your disclosure regarding the acquisition of VH Industries, Inc., indicates that the purchase price of $11.6 million included costs to restructure operations. Please expand your disclosure to include the following, if material:
* The total cost required to restructure operations,
* The accounting treatment and related guidance used in concluding these amounts should be included in the purchase price, and
* A reconciliation of beginning and ending balances by each major type of cost.




13.  Segment Data, page 63
19. Please expand your disclosure to include the factors used to identify that the business operates under three reportable segments.
Refer to paragraph 26(a) of SFAS 131.
20. Please expand your disclosure to include the information required by paragraph 39 of SFAS 131 regarding revenue transactions of ten percent or more generated from a single external customer.

Item 12.  Security Ownership of Certain Beneficial Owners and
Management, page 85
21. Please expand your disclosure to include information relating to securities authorized for issuance under equity compensation plans.
See Item 201(d) of Regulation S-K.


FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
22. Please address the comments above in your interim Forms 10-Q as well.

Item 1.  Financial Statements

Notes to Consolidated Financial Statements

2.  Company Background, Merger and Basis of Presentation
23. Please expand your disclosure regarding the Merger to describe the nature and amounts of the adjustments made to deferred tax liabilities and goodwill relating to the initial allocation of the purchase price. Please include this explanation in your significant accounting policies as well. Refer to paragraph 51(h) of SFAS 141.

3.  Significant Accounting Policies
24. You have disclosed that your tax benefits have been partially offset by a valuation allowance. Please expand your disclosure to include the total valuation allowance you have recorded for each of the periods presented.



Item 2. Management`s Discussion and Analysis of Financial Condition and Results of Operations
25. Your segment footnote in your Form 10-K filed for the year ended
September 30, 2004 indicates a decline in segment profit for the safety prescription eyewear segment from Fiscal 2002 through Fiscal
2004. Your segment footnote in your Form 10-Q for the period ended
December 31, 2004 continues to show a decline in segment profit for this segment. Please expand your disclosure to address this trend.
Please address items such as, but not limited to the following:
* Whether or not you expect this trend to continue, and if so what your projections are relating to this segment,
* How this decline in segment profits will likely affect future cash flows and the results of operations, and
* Whether or not this decline coupled with your future expectations of growth and profitability in this segment will be enough to prevent the need for an impairment charge.

Liquidity and Capital Resources
26. Please expand your disclosure to discuss the $3.3 million increase in deferred and prepaid expenses from September 30, 2004 to
December 31, 2004.
27. You have disclosed here and in your debt footnote that since the acquisition date your debt has been negatively impacted by $6.3 million relating to fluctuations in the relationship between the euro and the U.S. dollar. Please expand your disclosure to discuss any measures you are taking to minimize this risk going forward.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,

							Rufus Decker
							Accounting Branch Chief
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Mr. Michael A. McLain
February 22, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE